Surface Coatings, Inc.

2010 Industrial Blvd, Suite 605

Rockwall, Texas  75087

(972) 722-7351

April 23, 2008

Ms. Indira Lall

Mr. H. Christopher Owings

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Surface Coatings, Inc. Amendment No. 1 to Registration Statement on Form SB-1 File No. 333-145831

Dear Ms. Lall and Mr. Owings:

Following are responses to your comment letter dated January 9, 2008.

Plan of Distribution

1.	We have revised the date the offering ends to be September 28, 2008. This has been done throughout the document. An updated Subscription Agreement has been filed.

Use of Proceeds

2.	The reference to Page 18 has been changed to refer the reader to the Management’s Discussion section of the offering.

Description of Business

3.	We have a) provided more details on our expansion plans, and b) clarified the reference to 30 years of contracting experience. Page 10.

4.	We have added disclosure as to the Company’s competitive position in the industry and the principal methods of competition. Page 10

5.	More detail has been provided on the “Liquid” and “Film” segments of our business. Page 12

Number of Employees

6.	Our disclosure has been revised concerning the number of employees and discuss the duties and amount of time Mr. Donahoe devotes to the Company (page 19)

Management’s Discussion and Plan of Operations

7.	We have further revised our disclosure to more clearly identify the changes between periods of revenues and expenses. (page 19-20)

Directors, Executive Officers and Significant employees

8.	Surface Armor was founded in 2005; the reference to 1995 was a typographical error and has been changed (page 22)

9.	The hiring and appointment as a director of our Vice President has been explained as well as any prior relationship (page 22)

10.	More detail has been provided on Trinity Heritage Construction (page 22)

11.

The reference to the $20,000 advance from Trinity Heritage Construction has been moved to the section titled “Interest of Management and Others in Certain Transactions” and terms of that advance disclosed (page 23)

Interest of Management and Others in certain transactions

12.	The timing and details of Mr. Donahoe’s receipt of shares has been discussed (page 23)

Financial Statements

Consolidated Financials Statements – September 30, 2007

13.	The interim financial statements as of September 30, 2007 has been replaced by audited financial statements as of December 31, 2007 and 2006. The revised MD&A discussion has been included.

‘Restated’ Financial Statements’

14.

We have included two years of audited financial statements.  The relevant 2006 statements presented have been marked ‘restated’ and the appropriate footnote disclosure and reference in the audit report have been presented in accordance with SFAS154

Report of Independent Registered Public Accounting Firm

15.	The Auditor’s report has been revised based upon the periods presented

Consolidated Balance Sheet

16.

The nature of the amounts due from shareholders has been explained and the receivable due from common stock has been included in the Stockholder’s Equity section of the balance sheet, in accordance with Staff Accounting Bulletin Topic 4:E.

Consolidated Statements of Income

17.	The title on this statement has been revised

18.	The heading on this Statement has been revised

19.	Earnings per share data and weighted average shares outstanding have been included and/or revised

Consolidated Changes in Shareholders’ Equity

20.	The heading of this statement has been revised

21.	This statement has been removed since we have included two years, 2007 and 2006.

Consolidated Statement of Cash Flows

22.

The recapitalization of Surface coatings is discussed in detail in Note 1 to the audited financial statements and the Consolidated Statement of Cash Flows for 2006 has been restated in accordance with SFAS 154 to properly reflect the recapitalization.  We have updated the financial statements presented to include audited financial statements for 2007 and 2006.  2005 is no longer presented.

Notes to the Financial Statements

Note 1- Nature of Activities and Significant Accounting Policies

Nature of Activities, History and Organization

23.

We provide supplementally separate balance sheets of Surface Armor LLC and Surface Coatings, Inc. and their related statements of equity at a date immediately prior to the exchange transaction in February 2007.

24.	We have revised the disclosure of the exchange transaction

25.	We have expanded our disclosure to indicate that there were no assets or liabilities at the time of the exchange.

Significant Accounting Policies

General

26.	The footnote regarding goods returned has been revised

27.	We have removed Direct Labor from the footnote as it does not apply and have replaced it.

28.	The references to the new standards has been disclosed

Note 3 – Note Payable

29.	This disclosure has been revised to reflect that the Note is due to a person who is a Director, officer and shareholder.

Note 6 – Financial Condition and Going Concern

30.	This footnote has been revised per AU 341.10

Interim Consolidated Financial Statements as of September 30, 2007

31.	We have removed the interim financials statements as of September 30, 2007 and included the audited financial statements for the year ended December 31, 2007

Item 5. Exhibits

32.	An updated consent is included from The Hall Group CPAs.

Please let me know if you need any further clarification on any of these answers.

Sincerely,

/s/  Richard Pietrykowski

Richard Pietrykowski

President

Consolidated Balance Sheets
February 15, 2007 Unaudited

	Surface Armor	Surface Coatings	Cons. Pre-elims	Elims	Consolidated

ASSETS
Current Assets
Cash and Cash Equivalents	$3,120	$0	3,120	0	3,120
Accounts Receivable, net of allowance for doubtful accounts of $0	12,229	0	12,229	0	12,229
Inventory	29,217	0	29,217	0	29,217
Total Current Assets	44,566	0	44,566	0	44,566

Fixed Assets, net of accumulated depreciation of $432	3,332	0	3,332	0	3,332

Other Assets
Deferred Tax Benefit	0	23,040	23,040	0	23,040
Less: Valuation Allowance	0	(23,040)	(23,040)	0	(23,040)
Total Other Assets	0	0	0	0	0

Investment is Surface Coatings, LLC	0	35,000	35,000	(35,000)	0

TOTAL ASSETS	$47,898	$35,000	82,898	(35,000)	47,898

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Cash Overdraft	$4,500	$0	4,500	0	4,500
Accounts Payable	37,362	1,517	38,879	0	38,879
Accrued Expenses	119	0	119	0	119
Current Portion of Note Payable to Shareholder	0	0	0	0	0
Due to Related Parties	10,215	0	10,215	0	10,215
Line of Credit	0	0	0	0	0
Total Current Liabilities	52,196	1,517	53,713	0	53,713

Long Term Liabilities
Note Payable to Shareholder	20,000	0	20,000	0	20,000
Note Payables to Related Parties	0	0	0	0	0
Total Long Term Liabilities	20,000	0	20,000	0	20,000

Stockholders' Equity (Deficit)
Preferred Stock ($0.001 par value, 20,000,000 shares
authorized, zero and zero shares issued and outstanding)	0	0	0	0	0
Common Stock ($0.001 par value, 50,000,000 shares
authorized, 5,000,000 and 5,000,000 shares issued and outstanding)	0	5,000	5,000	0	5,000
Receivable from Shareholder for Common Stock	(6,492)	0	(6,492)	0	(6,492)
Paid in Capital	56,492	30,000	86,492	(35,000)	51,492
Retained Earnings (Deficit)	(74,298)	(1,517)	(75,815)	0	(75,815)
Total Stockholders' Equity (Deficit)	(24,298)	33,483	9,185	(35,000)	(25,815)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$47,898	$35,000	82,898	(35,000)	47,898